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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                            ------------------------


                                       FORM 8-B

         FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS FILED
                     PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                          SECURITIES EXCHANGE ACT OF 1934




                                 BRE PROPERTIES, INC.
--------------------------------------------------------------------------------
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MARYLAND                                     94-1722214
---------------------------------------------          -------------------
(State or Other Jurisdiction of Incorporation          (I.R.S. Employer
               or Organization)                        Identification No.)




          ONE MONTGOMERY STREET
         SUITE 2500, TELESIS TOWER
            SAN FRANCISCO, CA                               94104-5525
----------------------------------------                  --------------
(Address of Principal Executive Offices)                    (Zip Code)



          Securities to be registered pursuant to Section 12(b) of the Act:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED
--------------------------------------------------------------------------------
     Common Stock, par value                 New York Stock Exchange
     $0.01 per share
--------------------------------------------------------------------------------


          Securities to be registered pursuant to Section 12(g) of the Act:


     -----------------------------------------------------------------------
                                   (Title of Class)

     -----------------------------------------------------------------------
                                   (Title of Class)

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ITEM L. GENERAL INFORMATION.

     (a) Registrant is a corporation which was organized under the name BRE Maryland, Inc. under the laws of the State of Maryland on January 25, 1996.

     (b)  Registrant's fiscal year ends on July 31.

ITEM 2.  TRANSACTION OF SUCCESSION.

     (a) The following organizations are predecessors who had securities registered pursuant to Section 12(b) of the 1934 Securities Exchange Act, as amended, at the time of secession:

          (i)    BRE Properties, Inc., a Delaware corporation ("Parent");

          (ii) Real Estate Investment Trust of California, a California real estate investment trust ("RCT"); and

          (iii) Real Estate Investment Trust of Maryland, a Maryland real estate investment trust and a wholly-owned subsidiary of RCT ("RCT/Maryland") .

     (b) Pursuant to that certain Agreement and Plan of Merger, dated as of October 11, 1995, as amended, among Parent for itself and on behalf of Registrant, RCT and RCT/Maryland, as amended (the "Merger Agreement"), on the Effective Date as defined therein, (a) RCT was merged with and into RCT/Maryland (the "RCT Merger") , (b) RCT/Maryland was merged with and into Parent (the "Parent Merger"), and (c) Parent was merged with and into Registrant (the "Reincorporation Merger") (collectively, the "Mergers"). Upon the effectiveness of the Mergers, Registrant's name was changed from BRE Maryland, Inc., to BRE Properties, Inc. Reference is made to the description of the Mergers and the basis upon which securities of the registrant have been or are to be issued in exchange for securities of its predecessors contained in the S-4 Registration Statement (No. 33-65365) filed with the Securities and Exchange Commission on December 22, 1995, as amended, including the Joint Proxy Statement and Prospectus which is a part thereof (the "Joint Proxy Statement and Prospectus"), which description is hereby incorporated by reference into this Registration Statement.

ITEM 3.  SECURITIES TO BE REGISTERED.

     Registrant is authorized to issue 50,000,000 shares of Common Stock, par value $0.01 per share. Immediately after giving effect to the Mergers, 16,421,579 shares of Registrant's Common Stock are issued and outstanding and none is held by or for the account of Registrant.

ITEM 4. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Reference is made to the description of Registrant's Common Stock contained in the following documents: (i ) the discussion under the caption "Proposal to Incorporate the Trust in Delaware -- Description of BARI-Delaware Common Stock" contained in Parent's Proxy Statement dated August 17, 1987, and (ii) the discussion under the caption "Approval of Reincorporation of BRE in Maryland" contained in the Joint Proxy Statement and Prospectus, which information is hereby incorporated by reference.



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ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  Financial Statements:  Not applicable.

     (b) Exhibits: The Joint Proxy Statement and Prospectus is hereby incorporated by reference.

     (c)  Additional Exhibits Required by Form 10.

     EXHIBIT
     -------
     NO.                       DESCRIPTION OF EXHIBITS
     ---                    ------------------------

     2.1 Merger Agreement (included as Exhibit A to the Joint Proxy Statement and Prospectus). (1)
     3.1 Articles of Incorporation of the Registrant (included as Appendix E to the Joint Proxy Statement and Prospectus). (1)
     3.2 Bylaws of the Registrant (included as Exhibit 4.5 to the S-4 Registration Statement (No. 33-65365) filed by Parent with the Securities and Exchange Commission on December 22, 1995, as amended, of which the Joint Proxy Statement and Prospectus is a part.) (1)
     4.1 Rights Agreement dated as of August 14, 1989, between Parent and Chemical Trust Company of California, as successor rights agent.
               (2)
     10.1      1984 Stock Option Plan.  (3)
     10.2      1992 Employee Stock Option Plan.  (4)
     10.3      1994 Non-Employee Director Stock Plan.   (4)
     10.3.1 Amended and Restated Non-Employee Director Stock Option Plan, as amended (included as Appendix F to the Joint proxy Statement and Prospectus.) (1)
     10.4      1992 Payroll Investment Plan.  (3)
     10.5      Form of Indemnification Agreement.  (5)
     10.6      Employment Agreement with Arthur G. von Thaden.  (6)
     10.7      Agreement for Continuing Services with Arthur G. von Thaden.  (4)
     10.8      Employment Agreement with Frank C. McDowell.  (4)
     10.9      Supplemental Executive Retirement Benefit Agreement with Arthur
               G. von Thaden.  (6)
     10.10     Supplemental Executive Retirement Benefit Agreement with Howard
               E. Mason, Jr.  (6)


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     EXHIBIT
     -------
     NO.                       DESCRIPTION OF EXHIBITS
     ---                    ------------------------
     10.11     BRE Properties, Inc. Retirement Plan.  (6)
     10.12     BRE Properties, Inc. Supplemental ERISA Retirement Plan.  (4)
     10.13     Sublease with Wells Fargo Bank on 10,142 square feet at Suite
               2500, One Montgomery Street, San Francisco, California.  (6)
     10.14     Form of Deferred Compensation Agreement with Eugene P. Carver.(7)
     21        List of Subsidiaries.  (7)


     (1) Incorporated by reference to Parent's S-4 Registration Statement (No. 33-65365) filed with the Securities and Exchange Commission on December 22, 1995, as amended.
     (2) Incorporated by reference to Exhibit 4.1 to the Parent's Current Report on Form 8-K dated August 14, 1989.
     (3) Incorporated by reference to Parent's 1992 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 19, 1992.
     (4) Incorporated by reference to the Parent's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 24, 1995.
     (5) Incorporated by reference to Parent's S-4 Registration Statement (No. 33-9014) filed with the Securities and Exchange Commission to September 24, 1986, as amended.
     (6) Incorporated by reference to Parent's 1988 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 24, 1988.
     (7) Incorporated by reference to Parent's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 13, 1994.



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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              BRE Properties, Inc., a Maryland corporation


                              -------------------------------------------
                                   (Registrant)


Date:  March 7, 1996               By /s/ Frank C. McDowell
                                     ------------------------------------
                                   Frank C. McDowell
                                   Chief Executive Officer








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